September 1, 2011

Securities and Exchange Commission
100 F Street, N.W., Mail Stop 3561
Washington, D.C. 20549

Attention:	Kevin Vaughn
Accounting Branch Chief

Re:	Sigma Designs, Inc.
Form 10-K for the Fiscal Year Ended January 29, 2011, Filed March 28, 2011
Form 10-Q for the Quarter Ended April 30, 2011, Filed on June 9, 2011 File No. 001-32207
Supplemental Information

Dear Mr. Vaughn:

Sigma Designs, Inc. (the “Company”) hereby provides the following supplemental information in response to the comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter to the Company dated July 28, 2011 (the “Initial Staff Letter”).

The Company submitted an initial response to the Initial Staff Letter on August 22, 2011.  On August 24, 2011, the Company furnished to the Commission a Current Report on Form 8-K in which the Company reported its financial results for the second quarter of fiscal 2012 (the “Current Report”).  In the Current Report, the Company reported that it recorded a provision for excess inventory of $7.8 million.  In light of this inventory provision for the second quarter, the Company believes the additional information contained herein may assist the Staff’s review of the Company’s initial response to comments 1 and 2 of the Initial Staff Letter.

As the Company noted in its initial response to Staff comment 2, the Company has historically experienced significant volatility in customer demand for its products due to various factors, including the Company’s customers’ product transitions and their plans for deployment of finished systems incorporating our products to their end customers (timing, volumes, etc.).  During the first quarter of fiscal 2012, the Company began to experience the effect of its largest customer’s product transition away from the Company’s product due to competitive factors.  Specifically, the Company’s largest customer was purchasing less of the Company’s SMP8634 system-on-chip, or SoC, as this large customer transitioned to a second generation semiconductor produced by one of the Company’s competitors.  As a result of this transition, the Company had more of certain die on hand than what was necessary to meet the Company’s six-month demand forecast.  As such, the Company reviewed its plans for securing demand for this inventory beyond six months and believed that it would be able to secure sufficient demand over an extended period and at a reasonable profit margin.  At that time, the Company’s largest customer continued to purchase the SMP8634, but at reduced volumes.  The Company also had other smaller-volume customers that continued to purchase the SMP8634 SoC.  Accordingly, the Company did not take an excess or obsolete inventory charge or lower of cost or market charge for these die.  However, the Company did require $167,000 of reserve on other products which were at the end of their product lifecycle.

September 1, 2011

During the second quarter of fiscal 2012, the Company’s largest customer notified the Company that they had finalized the transition away from the Company’s SMP8634 SoC and had placed their final large volume orders for the SMP8634 SoC.  As discussed above, the Company did not anticipate that the product transition would be completed this abruptly as this was not consistent with the customer’s prior forecasting and ordering patterns, which had routinely included  higher orders that had not been part of their forecast of future demand for the SMP8634.  In order for the Company to replace this significant loss in demand,  it anticipated that it would need to devote significant sales and marketing resources and offer lower selling prices which would result in lower gross margins to generate the necessary amount of replacement demand.

In anticipation of the Company’s largest customer’s transition away from the SMP8634, the Company has completed its next generation SoCs which replace the SMP8634 and has secured design wins with its most significant customers.  Although the design wins with certain next generation SoCs are not yet in production at these customers, the Company anticipates that these customers will enter mass production of these next generation products in the foreseeable future.  As a result of this timing and in light of the amount of sales and marketing resources and the lower selling prices, and therefore gross margins, that would be necessary to replace the loss of demand from the Company’s most significant customers, the Company made a strategic decision not to pursue future design wins with the SMP8634 SoC, but rather to focus its sales and marketing efforts solely on its next generation SoCs.

Taking these factors, substantially all of which occurred in the second quarter of fiscal 2012, into consideration, the Company wrote-off inventory valued at $5.8 million that exceeded its current forecast for the SMP8634.  Additionally, in the second quarter of fiscal 2012, the Company determined that sales of a particular version of a new generation product (unrelated to the SMP8634), for which the Company had purchased inventory in the fourth quarter of fiscal 2011, would not materialize to the extent previously expected due to target customers shifting focus in their designs to a different version of the Company’s product.  Taking this factor into consideration, the Company wrote-off inventory valued at $1.8 million that exceeded its current forecast for this product.  The Company also provided $0.2 million for other excess and obsolete products during the second quarter of fiscal 2012.

September 1, 2011

In light of the Company’s anticipated filing of its Quarterly Report on Form 10-Q, the Company respectfully requests the Staff’s review of the Company’s proposed disclosure in response to comments 1 and 2 of the Initial Staff Letter.

The Company proposes that the following disclosure appear in its description of Critical Accounting Policies:

Valuation of inventories:  Inventories are stated at the lower of standard cost, which approximates actual cost on a first-in, first-out basis, or market value.  We evaluate our inventories for excess quantities and obsolescence on a quarterly basis.  This evaluation includes analysis of historical and estimated future unit sales by product as well as product purchase commitments that are not cancelable.  We develop our demand forecasts based, in part, on discussions with our customers about their forecasted supply needs.  However, our customers usually only provide us with firm purchase commitments for the current period and not our entire forecasted period. Additionally, our sales and marketing personnel provide estimates of future sales to prospective customers based on actual and expected design wins.  A provision is recorded for inventories in excess of estimated future demand.  In addition, we write off  inventories that are obsolete.  Obsolescence is determined from several factors, including competitiveness of product offerings, market conditions and product life cycles.  Provisions for excess and obsolete inventory are charged to cost of revenue.  At the time of the loss recognition, a new, lower-cost basis for that inventory is established and subsequent changes in facts and circumstances do not result in the restoration or increase in that newly established cost basis.  If this lower-cost inventory is subsequently sold, we will realize higher gross margins for those products.

Inventory write downs inherently involve assumptions and judgments as to amount of future sales and selling prices.  Although we believe that the assumptions we use in estimating inventory write downs are reasonable, significant future changes in these assumptions could produce a significantly different result.  There can be no assurances that future events and changing market conditions will not result in significant inventory write downs.

The Company proposes that the following disclosure appear under the subheading “Gross Profit and Gross Margin” in its discussion of the result of operations for the second quarter of fiscal 2012:

The $22.0 million decrease in gross profit and 19.9 percentage point decrease in gross margin, for the three months ended July 30, 2011, compared to the corresponding period in the prior fiscal year was primarily due to a 14% decline in our ASP per SoC and a $7.8 million provision recorded for excess inventory primarily in connection with our SMP8634 and SMP8656 series die bank. The provision for the SMP8634 was $5.8 million and was triggered mainly by notification to us by a certain large volume customer that it had completed its transition to a next generation product sold by one of our competitors and that it would not order any substantial quantity of this product in the future.  The provision for the SMP8656 was $1.8 million and was triggered by target customers shifting focus in their designs to a different version of our product.  We also provided $0.2 million for other excess and obsolete products in the second quarter of fiscal 2012. Additionally, due to the 26% decline in units shipped, fixed costs such as depreciation and amortization and compensation costs for operations are higher as a percentage of net revenue.  The decrease in ASP was due to the increase, as a percentage of net revenue, of sales of our home networking products compared to sales of our media processor products because ASPs for our home networking products are lower than ASPs for our media processor products.  The decline in units shipped was primarily due to the timing of new product introductions at telecommunications service providers and other consumer electronics companies.

* * *

September 1, 2011

The Company acknowledges the following:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions or would like to discuss any additional information, we would be pleased to discuss further with you.  You may contact Thomas E. Gay III, the Company’s Chief Financial Officer at (408) 957-9794 or Jim Masetti of Pillsbury Winthrop Shaw Pittman LLP, the Company’s legal counsel, at (650) 233-4754.

Very truly yours,

/s/ Thomas E. Gay III

Thomas E. Gay III
Chief Financial Officer and Secretary

cc:          Thinh Q. Tran, Chairman of the Board, President and Chief Executive Officer
Sigma Designs, Inc.

Matthew Chavez, Partner
Armanino McKenna LLP

James J. Masetti, Partner
Pillsbury Winthrop Shaw Pittman LLP